UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended June 30, 2004

OR

[     ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____________ to ______________

Commission file number   000-20969

A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTING GOODS, INC.
EMPLOYEE STOCK PURCHASE PLAN

B.     Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

451 Industrial Lane
Birmingham, Alabama 35211

INDEX

Page

        a)    Financial Statements

                     Report of Independent Registered Public Accounting Firm                                                                      3

                     Statements of Net Assets Available for Benefits as of
                     June 30, 2004 and 2003                                                                                                                                     4

                     Statements of Changes in Net Assets Available for Benefits for the
                     Years Ended June 30, 2004 and 2003                                                                                                              4

                     Notes to Financial Statements                                                                                                                        5

       b)     Exhibits                                                                                                                                                                    6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2004	By:	/s/ Gary A. Smith Gary A. Smith Vice President and Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan:

        We have audited the accompanying statements of net assets available for benefits of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2004 and 2003, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2004 and 2003, and changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama September 13, 2004	KPMG LLP
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HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JUNE 30, 2004 AND 2003

	2004	2003

Receivable from Hibbett Sporting Goods, Inc.	$44,732	$36,951

Total net assets	$44,732	$36,951

HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

	2004	2003

Net assets, beginning of period	$36,951	$35,574
Participant deposits	162,354	124,110
Deposits used for stock purchases on behalf of participants	(154,573)	(122,733)

Net assets, end of period	$44,732	$36,951

        The accompanying notes are an integral part of these statements.

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HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN:

        On September 13, 1996, the Board of Directors of Hibbett Sporting Goods, Inc. (the “Company”) approved the adoption of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (the “Plan”). The following description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

        The Plan provides employees of the Company an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes. The Plan is not subject to the Employee Retirement Income Security Act of 1974.

        Participants of the Plan may purchase shares of the Company’s common stock through payroll deductions during the plan year. Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant’s eligible pay each period. On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

        The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan. Amounts are held in these accounts and on a quarterly basis the options are exercised at a price equal to the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.

        The Plan is administered by a committee appointed by the Board of Directors consisting of not less than two Board members.

2.     PARTICIPANT AND PLAN TERMINATIONS:

        Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participant’s rights to acquire stock continues until the end of the current option period, at which time the balance of a participant’s withholding account would be returned to the participant and no further contributions would be accepted. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there will be no further offerings upon the earlier of: (1) the issuance of 253,125 shares of common stock reserved for employee purchase as defined in Section 10.1 of the Plan Agreement, or (2) the end of the fortieth quarterly offering. As of June 30, 2004, plan participants had purchased 102,686 shares of common stock.

3.     ACCOUNTING POLICY:

        The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

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4.     PLAN OBLIGATIONS:

        As of June 30, 2004 and 2003, the Plan was obligated to purchase 2,026 and 3,096 shares of the Company’s common stock for participants of the Plan, respectively. The fair value of the Company’s common stock on June 30, 2004, and April 1, 2004, was $27.35 and $25.28 per share, respectively, and $14.64 and $10.94 per share on June 30, 2003, and April 1, 2003, respectively. All common stock acquired in connection with the Plan is distributed directly to participants.

5.     INCOME AND EXPENSES:

        All expenses of the Plan are paid by the Company on behalf of the Plan. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan. Participants are not taxed upon receipt or exercise of options. Participants are taxed upon disposition of shares purchased under the Plan.

6.     STOCK SPLIT:

        On June 9, 2003, our Board of Directors declared a 3-for-2 stock split on our Common Stock to holders of record on June 27, 2003, effective July 15, 2003. Our Board of Directors declared another 3-for-2 stock split on our Common Stock on March 10, 2004, to holders of record on April 1, 2004, effective April 16, 2004. All share and per share data presented in this document reflects the effects of these splits.

INDEX TO EXHIBITS

Exhibit
Number

4.1	Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.2	Summary Plan Description of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

23	Consent of Independent Registered Public Accounting Firm
* Filed herewith 6 EXHIBIT 23 CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement No. 333-21301 on Form S-8 Hibbett Sporting Goods, Inc. of our report dated September 13, 2004, with respect to the statements of net assets available for benefits of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2004 and 2003, and the related statements of changes in net assets for the years then ended which report appears in the June 30, 2004 Form 11-K of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan.

Birmingham, Alabama September 27, 2004	KPMG LLP
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